Exhibit 12

                   RATIO OF EARNINGS TO FIXED CHARGES





                 Thirteen Weeks Ended             Fiscal Year Ended
                 August 28, August 29 May 29, May 30, May 31, May 26, May 27,
                    1994      1993     1994    1993    1992    1991    1990
Ratio of Earnings
  to Fixed Charges  7.04      7.94     6.16    7.79    8.58    7.82    7.66



For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.